Isos Acquisition Corp.

55 Post Road W, Suite 200

Westport, CT 06880

VIA EDGAR

February 22, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jonathan Burr

Re:	Isos Acquisition Corp.

Registration Statement on Form S-1

Filed January 21, 2021

File No. 333-252283

Dear Mr. Burr:

Isos Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 17, 2021, regarding Registration Statement on Form S-1 filed with the Commission on January 21, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. We have today filed a pre-effective amendment to the Registration Statement to reflect the changes discussed below.

Form S-1 filed January 21, 2021

Signatures, page II-5

1.	Please have your principal accounting officer controller sign the registration statement.

In response to the Staff's comment, the Company has identified George Barrios as the Company’s Principal Financial and Accounting Officer.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Tamar Donikyan, at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ George Barrios
George Barrios, Chief Executive Officer
Isos Acquisition Corp.

cc: Tamar Donikyan, Esq.